Coordonnées

www.linkedin.com/in/boissonot
(LinkedIn)

Principales compétences

Innovation
Matlab
Entrepreneurship

Languages

French (Native or Bilingual)
English (Full Professional)
Spanish (Limited Working)

Certifications

Data Analysis
Data Visualization
Exploratory Data Visualization

Publications

How to avoid these 6 mistakes when applying for grants in Singapore
What the Singapore-France innovation partnership means
Public Funding Landscape for Innovation in Singapore

Mathias Boissonot

Making the economy regenerative . Regeneration as a Service
Nature tech Regenerative economy
Singapour

Résumé

I'm passionate about using digital technologies to tackle environmental issues.

Fun facts about me:
I grew up in Polynesia
At 13, I created the most visited computer hacking website in France
I played Puck in A Midsummer Night's Dream

I'm the CEO and co-founder of Handprint.

We are on a mission to enable millions of businesses to become regenerative. Our technology enables the highest level of transparency in the cashflow (how money is used) and impact quantification (what are the benefits of your contribution to the planet, in carbon absorption, support to biodiversity, social impact), all evidence-based and SDG-aligned impact metrics.

We enable Impact as a Service, on a direct peer-to-peer fashion, cutting up to 80% of the intermediary costs.

Expérience

Handprint
CEO & Co-founder
avril 2020 - Present (3 ans 11 mois)

Nature Tech startup
We grew from 4 to 42 in the last 18 months

Handprint empowers millions of businesses to become Regenerative in just a few clicks.

Handprint is Asia's leading Regeneration as a service platform. Companies and financial institutions use Handprint to restore natural ecosystems that are critical for planetary health.

Handprint curates the 100 most impactful regenerative projects in the world, verifies the impact using technology and quantifies the long term ecosystem services generated.

Our technology enables transparency at two levels:
- How the money is used
- What positive impact it creates on the planet (carbon absorption, biodiversity, social impact, etc.)

Endeavor
Endeavor - Scale-up program cohort #4
mars 2023 - Present (1 an)
Indonesia

Top Tier Impact
Ambassador
mars 2022 - Present (2 ans)
Bali, Indonesia

As TTI Ambassador, I'm building the sustainability movement in Bali.
Top Tier Impact (TTI) is the members-only ecosystem of investors, entrepreneurs and professionals who are focused on solving the critical issues of our time.
The TTI ecosystem spans across our global private network of impact & sustainability leaders, our investment unit and our ESG-focused consulting business.

GaiaConnect
Impact Mentor
février 2023 - Present (1 an 1 mois)
Paris

GAC Group (Singapore)
6 ans 4 mois

Managing Director
juillet 2019 - mars 2021 (1 an 9 mois)
Singapore

GAC Group is an international expert in R&D strategy, Public Funding for Innovation and International Expansion.

We are generating more than S$800 million in savings and grants annually for our 2,500+ clients. Our team is composed of 200+ technical experts with PhD or MSc.

We are working with Startups, SMEs to MNCs in Singapore within a range of sectors including Artificial Intelligence, Cybersecurity, IoT, Microelectronics, Robotics, Environment, etc.

Director of Innovation Consulting
janvier 2018 - juin 2019 (1 an 6 mois)
Singapore

Consultant in R&D Funding
décembre 2014 - décembre 2017 (3 ans 1 mois)
Singapore

e27 (Optimatic)
Contributor
février 2020 - août 2020 (7 mois)
Singapore

I write pieces on Innovation, Blockchain technology, Digital Green Economy.

The Greeen Company
Co-Founder and CTO
janvier 2018 - septembre 2019 (1 an 9 mois)
Singapore, Singapore

IoT startup developing high-end connected indoor gardening furnitures.
As the CTO I developed the system, from low level electronics to high level processing.
Prototype: I 3D printed the prototype skeleton on a Prusa, and implemented the logics on an Arduino card.
- humidity, PH, nutrients sensors
- Automated watering (low energy using gravity and capillarity) and lightning to optimize plant growth
- No plastic (circuits printed on algae based materials)
- Structure in aluminum

Tech in Asia
Star Contributor
décembre 2016 - janvier 2019 (2 ans 2 mois)
Singapore

I write opinion and analysis pieces on topics related to the Innovation ecosystem.

GAC Group
Consultant in Public Funding for R&D and Innovation
mars 2014 - décembre 2014 (10 mois)
Lyon Area, France

PSA Peugeot Citroën
Engine-Control Architecture Tool R&D Engineer
février 2013 - septembre 2013 (8 mois)

ESIEE Paris
Tech Lead - Research Project
janvier 2013 - juin 2013 (6 mois)

Research Project for medicinal application - Outflow control of a gas micro-pump (IoT medical device) without feedback sensor.
- Development of the PI(D) command-control algorithm
- Development of the embedded software layer (real-time constraints)
- Development of the Piezoelectric Signal Acquisition Module

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Formation

ESIEE PARIS
Master of Science - MSc in Electrical Engineering , Embedded Systems · (2008 - 2014)

University of Ljubljana, Faculty of Electrical Engineering
Master's degree, Systems and Artificial Intelligence · (2013 - 2013)

Institut privé catholique du Bon Sauveur
High School, Mathematics and Physics